Brad Yasar

I believe in Apotheka's and Dennis' vision for EMR being easily shareable and accessible but patient governed. That is why I continue to support the Apotheka team in their journey to make that a reality. Great seasoned team, highly scalable, and timely project. We need to fix our broken healthcare system, and allowing patient-centric electronic medical records management is the first step towards that goal. So let's bring the innovation, the change we need ourselves, by supporting entrepreneurs working hard to make it a reality.

Invested $10,000 this round and $50,000 previously

Learn about Lead Investors